Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp Metals Inc.: SGX Mining Permit Renewed for 10 Years

VANCOUVER, British Columbia – November 6, 2014 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) announced that Henan Provincial Department of Land and Resources (“Henan DOLAR”) has renewed the mining permit for the SGX mine at the Ying Mining District, Henan Province, China for another 10 years to September 14, 2024.

The SGX mine mining permit was renewed after a series of required Chinese government documents and reports were prepared and filed, and a first installment of a mining right fee of RMB 22 million (US$ 3.55 million) (of the total 107.04 million RMB (US$17.32 million, the (“Mining Right Fee”)) was paid. The balance of the Mining Right Fee is payable in four annual installments.

Mining Right Fee Calculation and Discussion of Process

Below is additional background information regarding various mineral reports filed by Silvercorp’s operating subsidiaries in China, and additional information regarding the process for determining the Mining Right Fee. Note that all references to percentage increases in mineral resources or reserves in this News Release have reference to Chinese government qualified mineral resources or reserves which are defined by Chinese regulations and standards and are not accepted codes under NI43-101. Information regarding percentage change in Chinese qualified resource is provided for background information relating to the determination of the Mining Right Fee. For the most recent reserve and resource information at the SGX mine please refer to the Ying Mine NI43-101 Technical report dated July 29, 2014 and filed on SEDAR on September 5, 2014.

The key document required for the renewal was a Chinese government qualified Mineral Resource and Reserve Report (“2013 Mineral Reserve Report”), which replaces the original Mineral Reserve Report for the SGX Mine filed in 2005 (“2005 Mineral Reserve Report”) in the application for the original SGX Mine mining permit which was issued in March 2006. The mining permit was then consolidated in 2008 to include three adjacent exploration permits covered by three 2006 detailed exploration reports (“2006 Mineral Reserve Reports”). Based on the significant increase in the Chinese Qualified Mineral Resource and Reserve in the 2013 Mineral Reserve Report, the Mining Right Fee was evaluated at 107.04 million RMB (US$17.32 million).

2013 Mineral Reserve Report

The SGX mine consists of the original SGX mining permit area (obtained in March 2006) and three adjacent exploration permit areas amalgamated into the SGX mine permit in 2008. The combined Chinese government qualified resources in the 2005 Mineral Reserve Report and the 2006 Mineral Reserve Reports were based on 11 mineralized veins, including those resources set out in the original SGX mining permit area.

In accordance with “Measures on Administration and Supervision of Mineral Resource and Reserves Review and Approval for Henan Province (Yu Guo Tu Zi Fa [2006] No. 14)” (“2006 Measure”) and “Notice of Henan DOLAR for Regulating the Dynamic Reconnaissance Monitoring of Mineral Resource Reserves and Arranging the Dynamic Reconnaissance of 2009 (Yu Guo Tu Zi Fa (2009) 118)” (“2009 Notice”), a Production Exploration Report was completed in 2013 for the purpose of renewing the SGX mining permit in 2014.

The 2013 Mineral Reserve Report, with a data collection cut-off date as of December 31, 2012 (with an effective date of May 1, 2013), was prepared by the Land and Resources Scientific Research Institute of Henan Province, an independent and qualified geology and resource consulting agent, under Chinese standards. In compliance with the 2006 Measure and the 2009 Notice, the 2013 Mineral Reserve Report updates the mineral resources and reserves included in those mineral veins and blocks defined by the 2005 and 2006 Mineral Reserve Reports, and also includes new mineral veins and blocks discovered during the next seven years of mine production and exploration within the SGX mine permit which were not defined by the 2005 Mineral Reserve Report, and were therefore not counted in the inventory of the pre-2013 Dynamic Reconnaissance Reports.

The 2013 Mineral Reserve Report was reviewed and examined by the Examine and Appraiser Centre for Mineral Resource and Reserve of Henan Province, a Chinese government qualified mineral resource reserve appraiser, and an Evaluation Opinion was issued on September 16, 2013. Based on the Evaluation Opinion recommendations, Henan DOLAR issued a certificate accepting the filing of the 2013 Mineral Reserve Report, and applied the results to update the Mineral Resource inventory count for the SGX Mine (including total accumulated identified, utilized, and remaining resource and reserve) maintained in the Resource Reserve Record Centre of Henan DOLAR. This updated Mineral Resource inventory count will be used as a new base inventory count in future annual Dynamic Reconnaissance Monitoring reports.

In comparison with the 2005 and 2006 Mineral Reserve Reports, the Chinese qualified resource estimate in the 2013 Mineral Reserve Report increased by approximately 271%, and contained silver, lead, and zinc metals increased by approximately 410%, 366%, and 317%, respectively. The resource increase was due to including the results of continuous extensive drilling and tunneling on the 11 existing veins and 20 newly discovered veins at the lateral extension and at depth.

The 2013 Mineral Reserve Report states that since 2006, at the SGX Mine, the total ore production for those mined out areas was comparable to the actual mine production/mill feed at the SGX mine of 1,884,000 tonnes grading 430 g/t Ag, 7.58% Pb, and 2.80% Zn, which contained 810 tonnes of silver, 143,000 tonnes of lead and 53,000 tonnes of zinc as reported in

Silvercorp’s quarterly MD&As (with a 2.5% difference in moisture content), in which silver was underestimated by about 8.3% and lead and zinc were overestimated 4.3% and 5%, respectively.

Mining Right Fee Renewal Process

According to mining regulations in Henan Province, a mining right fee must be paid before a mining permit can be issued or renewed.

After the 2013 Mineral Reserve Report was filed, a qualified appraiser, selected by the Henan DOLAR, completed a mining right appraiser report (“Appraiser Report“) in June 2014 by evaluating the increased mineral resource/reserve in the 2013 Mineral Reserve Report in comparison to the 2005 and 2006 Mineral Reserve Reports. Pursuant to Chinese regulations, Henan DOLAR publicly disclosed the appraiser result for 10 days in July, 2014 for any public objection. As there were no objections, the appraiser’s result was accepted and the Mining Right Fee was set at RMB 107.04 million (US$ 17.26 million) net of the 0.996 million RMB paid in advance.

The Mining Right Fee payment schedule commenced on October 11, 2014 with 22 million RMB (US$ 3.55 million), payable before November 10, 2014, followed by four annual payments ending November 10, 2018, with interest on the outstanding balance at the national standard bank loan interest rate at the time of making the payments, currently at approximately 5.5%.

Dynamic Reconnaissance Monitoring Reports

A Dynamic Reconnaissance Report is an annual report monitoring the utilized mineral resource reserve inventory change due to mining activity (mining depletion and loss) compared to the original inventory count as defined by a Mineral Reserve Report that exists within a mining permit area. In Silvercorp’s case, until the completion of the 2013 Mineral Reserve Report, the 2005 and 2006 Mineral Reserve Report provided the resource and reserve inventory count at the SGX mine on which the annual Dynamic Reconnaissance Reports were based.

The 2009 Notice restricts the use of a Dynamic Reconnaissance Report. Article II (IV) of the 2009 Notice points out that a Dynamic Reconnaissance Reports shall not be used as a substitute for reserve verification reports (Mineral Reserve Report) and may be used solely as a reference to reserve verification and shall not substitute for Mineral Reserve Reports.

According to the Article II (IV) of the 2009 Notice, if remaining mineral resource reserves increase due to discovery by exploration and mining, a reserve verification report (Mineral Reserve Report) shall be submitted and utilized mineral reserve inventory count can be adjusted accordingly only after the report is reviewed, examined, and filed.

Silvercorp was continuing carrying out exploration drilling and tunneling, and the resources and reserves did increase after the 2005 and 2006 Mineral Reserve Reports, which has been duly updated in several NI43-101 Technical Reports since 2005. The 2013 Mineral Reserve Report is the qualifying Chinese report to reflect all these discoveries after 2005 and 2006 reports, until the December 31, 2012 cut-off date.

As outlined in Article I(I)2 and II(IV) in the 2009 Notice, it is forbidden to report any mineral reserve increases in the Dynamic Reconnaissance Report: a Dynamic Reconnaissance Report shall not be approved upon the acceptance review if the amount of remaining mineral reserves specified in the Dynamic Reconnaissance Report increases. In principle, remaining mineral reserves gradually decrease with the progress of mine production.

In summary, a Mineral Reserve Report reflects the status of the mineral reserves at a point in time retained within the area covered by the mining permit whereas the Dynamic Reconnaissance Report uses the most recent Mineral Reserve Report for a mine as a base for the resource inventory count to estimate the annual changes to those reserves, showing annual reductions due to mining activities from the base set out in the Mineral Reserve Report. Any new discovery of mineral resource through exploration cannot be included in the Dynamic Reconnaissance Report unless the new discovery is qualified by a new Mineral Reserve Report.

The SGX 2013 Mineral Reserve Report explains that the differences in the utilized (depleted) mineral resource reserves in pre-2013 Dynamic Reconnaissance Reports is due to the fact that these reports only monitored and reported changes in mineral resource and reserve from the veins and blocks in which the resources were estimated and reported in the 2005 and the 2006 reports. These reports excluded any veins and blocks newly discovered by exploration during mine production period after the 2005 and 2006 reports. The total accumulated “utilized (depleted) mineral resource reserve estimation” in the 2013 Mineral Reserve Report not only included those veins and blocks monitored by the 2012 Dynamic Reconnaissance Report, it also includes those veins and blocks not monitored by the 2012 Dynamic Reconnaissance Report, as these veins and blocks were newly discovered and were not included in the original 2005 and 2006 reports.

The Evaluation Opinion on the 2013 Mineral Reserve Report also noted that past dynamic reconnaissance monitoring was only carried out within the originally identified resource reserve area even though actual mine development and production were undertaken in a much broader area than the original resource area. For this reason, the total accumulated amount of utilized (mined-out) resource reserves as submitted in the 2013 Mineral Reserve Report dramatically increased compared to the figures in the past Dynamic Reconnaissance Reports.

Myles Gao, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Investor Relations
Phone: (604) 669-9397

Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties;; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.